1(714) 668-6205

stephencooke@paulhastings.com

77210.00005

July 26, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Justin Dobbie, Esq.

 Ryan Adams, Esq.

 Amy Geddes

 Margery Reich

Re:	Fox Factory Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 29, 2013
File No. 333-189841

Ladies and Gentlemen:

On behalf of Fox Factory Holding Corp. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 26, 2013, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-189841) filed with the Commission via EDGAR on July 25, 2013 ( “Amendment No. 2”). On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes four copies of this letter, four copies of Amendment No. 3 and four copies of Amendment No. 2 that are marked to show the changes from Amendment No. 2.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

U.S. Securities and Exchange Commission

July 26, 2013

Exhibit 5.1

2.	Please refer to assumptions (iv) and (v) in the second paragraph of the opinion. Please revise to carve out the Company from these assumptions.

In response to the Staff’s comment, the Company advises the Staff that it will revise the Exhibit 5.1 legal opinion to exclude the Company from assumptions (iv) and (v) in the second paragraph thereof. The Company expects to file the revised Exhibit 5.1 legal opinion in its next amendment to the Registration Statement.

3.	Please remove the assumption that the Company Shares will be sold for a price per share not less than the par value per share of the Common Stock.

In response to the Staff’s comment, the Company advises the Staff that it will revise the Exhibit 5.1 legal opinion to remove the assumption that the Company Shares will be sold for a price per share not less than the par value per share of the Common Stock. As noted in the response to Comment No. 2 above, the Company expects to file the revised Exhibit 5.1 legal opinion in its next amendment to the Registration Statement.

*****

Please direct your questions or comments regarding the responses or Amendment No. 3 to the undersigned at (714) 668-6264 or to Jeff Hartlin of this firm at (650) 320-1804.

Thank you for your assistance.

Very truly yours,

/s/ Stephen D. Cooke

Stephen D. Cooke

of PAUL HASTINGS LLP

cc (without enclosures): Larry L. Enterline

   Zvi Glasman

   David Haugen, Esq.

   Fox Factory Holding Corp.